August 5, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, D.C. 20549

Attn: Jennie Beysolow

Re:	Cedarlake Acquisition Corp.
Request to Withdraw Registration Statement on Form S-1
Filed June 21, 2021
File No. 333-257244

Dear Ms. Beysolow:

Cedarlake Acquisition Corp. (the “Company”) respectfully requests, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-257244), initially filed with the Securities and Exchange Commission (the “Commission”) on June 21, 2021, together with all exhibits and amendments thereto (collectively, the “Registration Statement”). In light of the current capital markets condition, the Company has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective and no securities of the Company were sold in connection with the offering.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions or require further information regarding this application for withdrawal, please do not hesitate to contact Howard Zhang of Davis Polk & Wardwell LLP, at +86-10-8567-5002.

Very truly yours,

/s/ Thomas Chau

Thomas Chau

Chief Financial Officer

Cedarlake Acquisition Corp.